UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         DATAMARINE INTERNATIONAL, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   238045108
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                                 (CUSIP Number)


                               David C. Thompson
           Datamarine International, Inc., 7030 - 220th Street S.W.,
                Mountlake Terrace, WA 98043; Tel: (425) 771-2182
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 1, 1998
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            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)


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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages


CUSIP NO. 238045108                   13D                     Page 2 of 4 Pages
          ---------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STEPHEN W. FRANKEL       ###-##-####


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                    (b)  [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                         [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                        7     SOLE VOTING POWER

NUMBER OF                     133,096 shares
SHARES
BENEFICIALLY            8     SHARED VOTING POWER
OWNED BY
EACH                    9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                        133,096 shares
WITH
                       10     SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      133,096 shares (including options and warrants allowing the purchase of 12,020 common shares which are currently exercisable.)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%


14    TYPE OF REPORTING PERSON*

      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 4 Pages


The purpose of this filing is to serve as Amendment No. 1 to the Schedule 13D filed by Stephen W. Frankel with respect to his beneficial ownership of the common stock, $.01 par value per share (the "Common Stock"), of Datamarine International, Inc. (the "Issuer") on October 10, 1997.

Item 1.  Security and Issuer.

      This Schedule 13D relates to the $.01 par value Common Stock (the "Common Stock") of Datamarine International, Inc., a Massachusetts corporation (the "Issuer"). The Company's principal executive offices are located at 7030 - 220th Street S.W., Mountlake Terrace, WA 98043.

Item 2.  Identity and Background.

             a) Stephen W. Frankel
             b) 909 Via Mirada, Palos Verdes Estates CA 90274
             c) Self employed, Private Investor, same address as above
             d) None
             e) None
             f) United States

Item 3.  Source and Amount of Funds or Other Consideration

      During the period from March 26, 1996 through July 23, 1997 Stephen W. Frankel acquired 57,900 shares of Common Stock of the Issuer in open market transactions at prices from $6.00 - $10.75 per share. The aggregate purchase price was $523,087.50. On July 31, 1997 Stephen W. Frankel acquired 2,100 shares of Common Stock of the Issuer in open market transactions for $6.25 per share. The aggregate purchase price was $13,125. On September 10, 1997 Stephen
W. Frankel received 2,520 $0.10 Common Stock Warrants of the Issuer in connection with a subordinated short term loan to the Issuer. Each Common Stock Warrant allows the holder to immediately acquire one share of Common Stock of the Issuer. On October 10, 1997 Stephen W. Frankel acquired 4,300 shares of Common Stock of the Issuer in open market transactions for $4.375 per share. The aggregate purchase price was $18,812.50. On March 10, 1998 Stephen W. Frankel received 7,500 $0.10 Common Stock Warrants of the Issuer in connection with the renewal of a subordinated short term loan to the Issuer. Each Common Stock Warrant allows the holder to immediately acquire one share of Common Stock of the Issuer. On April 2, 1998 Stephen W. Frankel was granted an option to acquire 2,000 shares of Common Stock at an exercise price of $5.06 per share. On September 1, 1998 Stephen W. Frankel acquired 56,776 shares of Common Stock of the Issuer upon conversion of $160,676.10 in subordinated debt and accrued interest at a conversion price of $2.83 per share. The source of funds for all transactions was cash paid by Stephen W. Frankel from working capital, no funds borrowed.

Item 4.  Purpose of Transaction.

      The purpose of all the transactions reported hereunder was to acquire the Common Stock of Issuer solely for investment purposes. Stephen W. Frankel does not have any current plans or proposals that relate to or would result in any of the actions or occurrences described in Items 4(a) - 4(j) of Schedule 13D.


                               Page 3 of 4 Pages


Item 5.  Interest in Securities of the Issuer.

      (a) Stephen W. Frankel is the record owner of 121,076 shares of the Issuer's Common Stock representing 9.0% of the Issuer's outstanding Common Stock. Stephen W. Frankel also holds 10,020 currently exercisable $0.10 Common Stock Warrants which allow him to purchase 10,020 shares of Common Stock and 2,000 currently exercisable Common Stock Options which allow him to purchase 2,000 shares of Common Stock, representing 0.9% of the Issuers outstanding Common Stock.

      Stephen W. Frankel's adult children own 7,500 shares of the Issuer's Common Stock. All such shares were directly acquired by them in open market transactions. Stephen W. Frankel disclaims beneficial ownership of all shares owned by his children.

      (b) Stephen W. Frankel has sole power to vote or to dispose of 121,076 shares of Common Stock, 10,020 Common Stock Warrants and 2,000 Common Stock Options.

      (c) During the past 60 days, the following transaction was effected: On September 1, 1998 Stephen W. Frankel acquired 56,776 shares of Common Stock of the Issuer upon conversion of $160,676.10 in subordinated debt and accrued interest at a conversion price of $2.83 per share.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Material to be Filed as Exhibits.

      None.

Signature

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 11, 1998

                                         /s/ STEPHEN W. FRANKEL
                                             ----------------------------------
                                             STEPHEN W. FRANKEL

                               Page 4 of 4 Pages